EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2016	2015
	(unaudited)
Earnings:
Net income	$ 92,858	$ 19,332
Add:
Provision for income taxes	51,133	10,642
Fixed charges	77,750	73,943
Less:
Capitalized interest	(9,470)	(10,704)
Earnings as adjusted (A)	$ 212,271	$ 93,213
Fixed charges:
Interest expense	$ 68,121	$ 63,085
Capitalized interest	9,470	10,704
Interest factors of rents (1)	159	154
Fixed charges as adjusted (B)	$ 77,750	$ 73,943
Ratio of earnings to fixed charges ((A) divided by (B))	2.73	1.26

(1)	Estimated to be 1/3 of rent expense.